Exhibit 13

AIRWORKS FUNDING LLLP
655 Madison Avenue
23rd Floor
New York, N.Y. 10021

June 19, 2007

RS Properties I LLC
c/o Mr. John Lack
111 Broadway, 8th Floor
New York, NY 10006

Re:
Funding Agreement dated June 19, 2007 by and among Kronos Advanced Technologies, Inc. (“Kronos”), AirWorks Funding LLLP (“AirWorks”), RS Properties I, LLC (“RS Properties”) and several other lenders (collectively, the “Lenders”) (the “Funding Agreement”)

Dear Mr. Lack:

The purpose of this letter is to memorialize certain mutual agreements we have reached regarding our obligations under the Funding Agreement as follows:

1.  We agree that all advances made at Subsequent Closings (as defined in the Funding Agreement) will be made sixty percent (60%) by AirWorks and forty percent (40%) by RS Properties. If either AirWorks or RS Properties refuses or is unable to make its share of any such advance (the “Defaulting Party”), the other (the “Non-Defaulting Party”) shall be entitled to advance itself the Defaulting Party’s share of the advance (the “Defaulted Amount”), and the amount that the Defaulting Party is entitled to advance pursuant to Section 2.1(b) shall be automatically decreased, and the amount that the Non-Defaulting Party is entitled to advance shall be automatically increased, by the Defaulted Amount. The Defaulting Party hereby agrees to execute such additional assignments and other documentation as may be requested by the Non-Defaulting Party or as may be necessary to properly reflect the foregoing, including proper amendments to or assignments of its Note (as defined in the Funding Agreement).

2.  RS Properties and AirWorks will, immediately after the First Closing (as defined in the Funding Agreement) convert a sufficient principal amount of Notes (as defined in the Funding Agreement) to secure more than fifty percent (50%) voting control of Kronos. AirWorks will convert sixty percent (60%) and RS Properties forty percent (40%) of the amount necessary to secure such controlling position. If at any time prior to the increase in the authorized capital stock of Kronos, it is necessary for RS Properties and AirWorks to convert additional amounts to continue to have control, they will do so in the same proportion. In furtherance of the foregoing, we also agree to enter into a voting agreement providing that we will vote our respective Kronos shares:

RS Properties I LLC
June 19, 2007

(i)  in favor of a slate of directors of the Kronos’ board of directors as proposed by AirWorks and RS Properties, it being understood that subject to regulatory requirements and each party’s ability to waive this requirement, such slate will have sixty percent (60%) of the directors designated by AirWorks and forty percent (40%) designated by RS Properties;

(ii)  in favor of adjusting the size of the Kronos’ board of directors such that upon the election of the slate of directors proposed as provided above, such directors hold at least a majority of the seats on the Kronos’ board of directors;

(iii)  in favor of approving an amendment to the Kronos’ articles of incorporation to increase Kronos’ authorized common stock to a number of shares necessary to allow the Lenders to convert the entire amount of the amounts advanced under the Funding Agreement into shares Kronos common stock as provided in the Notes and the Funding Agreement;

(iv)  in favor of reincorporating Kronos in Delaware;

(v)  in favor of any reverse stock split proposed by AirWorks or the Company’s board of directors; and

(vi)  against any action or transaction that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of any of the foregoing.

3.  We agree that if a combination of Barry Salzman and Henry Schein, Inc. or any of its subsidiaries, affiliates or joint ventures decides to become a limited partner in AirWorks, the amount which RS Properties is entitled to advance in Subsequent Closings shall be decreased, and the amount AirWorks is entitled to advance shall be increased, by forty percent (40%) of the amount contributed by Salzman/Schein to AirWorks. RS Properties agrees to execute such additional, consents, assignments or other documents as may be requested by AirWorks or may be necessary to properly reflect the foregoing, including proper amendments or assignments of the parties respective Notes.

Our signatures below evidence our agreement as set forth above. This Letter Agreement may be executed in two counterparts, each of which shall be an original, but both of which together shall constitute one and the same instrument.

[Signatures Appear on Next Page)

RS PROPERTIES I LLC	AIRWORKS FUNDING LLLP

By: /s/ John Lack	By: /s/ Richard E. Perlman
Name: John Lack	Name: Richard E. Perlman
Title: Manager	Title: President